07021176

ADITYA BIRLA GROUP

RECEIVED
2007 FEB 20 P 1:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 13, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 13.2.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 23 2007
THOMSON FINANCIAL

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

February 13, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub: Rights Issue- Allotment of 98,00,201 equity Shares

We wish to inform you that the Investor Relations & Finance Committee of the Board of Directors of the Company at their meeting held today has approved issue and allotment of 98,00,201 Equity Shares of the Company to the existing entitled Shareholders of the Company holding shares on the Record Date i.e. December 8, 2006 fixed for the said purpose.

Further, the Committee has decided to keep 25514 shares in abeyance on account of disputed shares which will be allotted to the respective shareholders as and when the dispute is/are resolved. Similarly, 923 shares are also kept in abeyance on account of application(s) made on behalf of deceased sold holder, pending transmission of shares.

Application for listing of the above said equity shares on your Exchange is being filed separately.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Sr. Vice-President & Company Secretary

END